Our Customer Beachhead

The psychographics of our early adopter evangelists



Creative Freelancers

Believe in themselves and their strong sense of purpose

Who Are They?



Believe in their potential for positive impact



Work as a freelancer, entrepreneur, artist



Young professionals without children

VEL



Their Values

1. Grit
2. Ambition
3. Originality
4. Purpose

Their Lifestyle

1. Nomadic
2. Work around the clock
3. Fluid
4. Passionate

Their Needs

1. Creative outlets
2. Social impact
3. Cultural relevance
4. Strong design



Mobile Professionals

Strive to be the best at their skill set and lead fulfilling, well-rounded lives

Who Are They?



Professionals who can work from anywhere



Work in marketing, sales, law, project management, self-employed consultants



Strive to be the best at what they bring to the table

VEL



Their Values

1. Dedication
2. Excellence
3. Optimization
4. Communication

Their Lifestyle

1. 9-6 jobs with late hours
2. Activities on weekends
3. Caretaking kids, family
4. Saving for the long term

Their Needs

1. Productivity
2. Release, connection
3. Everyday structure
4. Privacy



Gen Z Makers

Hungry to put their individual stamp on their world

Who Are They?


Take it easy

Young Makers: entrepreneurs, content creators, social media, creatives



Work as a freelancers, remote work, part-time work



Hungry to make change, question the status quo

VEL



Their Values

1. Inclusivity
2. Accountability
3. Expression
4. Action

Their Lifestyle

1. Energetic
2. Work hard, play hard
3. Aspire for more
4. Actively building lives they want

Their Needs

1. Connection
2. Something to aspire to, to inspire them
3. Strive for impact
4. Tangible results, rewards

VEL



What Unites Them?

VEL

What Unites Them?

The desire to reframe their relationship with work: there's flow and fun.They all benefit from connecting to others who are driven to do the best work of their lives.



VEL

work at
the speed
of life

myvel.com

A PREMIUM UTOPIAN TECH FORWARD WORK CAFE

TO USHER THE WORLD'S TRANSITION TO A NEW FLEXIBLE ERA OF WORK.